Ballard Power Systems Inc.

News Release

Ballard Sells U.S. Material Products Division
Sale of non-core asset for up to $12M fortifies balance sheet

For Immediate Release – January 31, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) has announced the closing of an agreement to sell the Company’s Material Products division, located in Lowell, MA for up to $12 million. Of this amount, $10.5 million was paid to Ballard in cash on closing, with the remainder payable on the basis of 2013 financial results associated with the Material Products division.

Substantially all the assets of the Material Products division were purchased by investment group ALY Holdings LLC in partnership with the division’s senior management, through AvCarb LLC, a new company formed as a result of the transaction.

Tony Guglielmin, Ballard’s CFO said, “The Material Products division is a non-core asset, with the majority of its sales generated in industrial sectors, not related to fuel cells. This asset sale benefits Ballard by fortifying our balance sheet with additional cash reserves. We believe this transaction represents the best outcome in terms of sale proceeds and continuity of supply, with no shareholder dilution. As well, the sale enables a singular focus on our higher growth fuel cell product markets.”

Ballard’s fuel cell product revenue has experienced significant growth in recent years, led by applications in telecom backup power and material handling. Sales in these markets have led to a 30% annual revenue growth rate over the past 3-year period for the Company’s fuel cell products.

Roger Masse, President of AvCarb LLC said, “We are excited by the opportunity this transaction creates for our company and our employees. We will focus on serving our customers’ evolving needs for engineered carbon materials, while continuing to support fuel cell customers, including Ballard, with advanced GDL material. The experience and philosophy of the ALY Holdings team is also a great fit with our management group and with the business.”

In addition to the manufacture of carbon friction materials for various industrial applications, AvCarb LLC also manufactures gas diffusion layer (GDL) material used in the production of hydrogen fuel cells. Under a supply agreement, AvCarb LLC will continue to make GDL material available to Ballard for use in the Company’s fuel cell products.

BMO Capital Markets acted as exclusive financial advisor to Ballard throughout the divestiture process.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

About AvCarb LLC
AvCarb is a leading supplier of specialty engineered carbon materials for fuel cells and other industrial applications. To learn more about AvCarb, please visit www.avcarb.com.
This release contains forward-looking statements concerning the benefits of this sale to Ballard and its shareholders. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand and include the Company’s expectations regarding the potential benefits of the proposed transaction and the timing and success of future product development efforts.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Contact: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com